Exhibit 99.1

Jowell Global Ltd.

2nd Floor, No. 285 Jiangpu Road

Yangpu District, Shanghai, China 200082

August 26, 2022

Dear Stockholder:

You are cordially invited to attend the 2022 Annual General Meeting (the “Meeting”) of Stockholders of Jowell Global Ltd. (the “Company”) to be held at the corporate headquarters of the Company, located at 2nd Floor, No. 285 Jiangpu Road, Yangpu District, Shanghai, China 200082 on September 29, 2022, at 10:30 a.m. local time.

Information regarding each of the matters to be voted on at the Meeting is contained in the attached Proxy Statement and Notice of Annual General Meeting of Stockholders. We urge you to read the proxy statement carefully.

The proxy statement and proxy card are expected to be mailed to all stockholders of record on or about August 31, 2022.

Because it is important that your shares be voted at the Meeting, we urge you to complete, date and sign the enclosed proxy card and return it as promptly as possible in the accompanying envelope, whether or not you plan to attend in person. Even after returning your proxy, if you are a stockholder of record and do attend the meeting and wish to vote your shares in person, you still may do so.

We intend to hold the Annual General Meeting in person at the location specified above. However, we are actively monitoring the coronavirus (“COVID-19”) pandemic and we are sensitive to the public health and travel concerns our stockholders may have and the protocols that national and local governments may impose. In the event that it is not possible or advisable to hold the Annual General Meeting in person at the location specified above, we will announce on our website (http://ir.1juhao.com) and the website of the U.S. Securities and Exchange Commission (www.sec.gov) alternative arrangements for the meeting as promptly as practicable, which may include holding the meeting at an alternative location or by means of remote communication. Please monitor our website, and the website of the U.S. Securities and Exchange Commission for updated information. As always, we encourage you to vote your shares by proxy and following voting instruction prior to the Annual General Meeting.

Sincerely,

/s/ Zhiwei Xu
Zhiwei Xu Chief Executive Officer and Chairman of the Board of Directors

Jowell Global Ltd.

2nd Floor, No. 285 Jiangpu Road

Yangpu District, Shanghai, China 200082

NOTICE OF ANNUAL GENERAL MEETING OF STOCKHOLDERS

To Be Held September 29, 2022

TO THE STOCKHOLDERS OF JOWELL GLOBAL LTD.:

NOTICE HEREBY IS GIVEN that the 2022 Annual General Meeting of Stockholders (the “Meeting”) of Jowell Global Ltd. (the “Company”) will be held at the corporate headquarters of the Company, located at 2nd Floor, No. 285 Jiangpu Road, Yangpu District, Shanghai, China 200082 on September 29, 2022, at 10:30 a.m. local time, to consider and act upon the following:

1.	To elect five directors, each to serve until the 2023 Annual General Meeting of Stockholders or until such person’s successor is qualified and elected;

2.	To ratify the appointment of Friedman, LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2022;

3.	To transact such other business as properly may come before the annual general meeting or any adjournments thereof.

Stockholders of record at the close of business on August 26, 2022 are entitled to receive notice of and to vote at the 2022 Annual General Meeting and any adjournments thereof. A complete list of these stockholders will be open for the examination of any stockholder of record at the Company’s principal executive offices located at 2nd Floor, No. 285 Jiangpu Road, Yangpu District, Shanghai, China 200082 for a period of ten days prior to the Annual General Meeting. The list will also be available for the examination of any stockholder of record present at the Annual General Meeting. The Annual General Meeting may be adjourned or postponed from time to time without notice other than by announcement at the meeting.

 All stockholders must present a form of personal photo identification in order to be admitted to the Meeting.  In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the ordinary shares on August 26, 2022.

We intend to hold the Annual General Meeting in person at the location specified above. However, we are actively monitoring the coronavirus (“COVID-19”) pandemic and we are sensitive to the public health and travel concerns our stockholders may have and the protocols that national and local governments may impose. In the event that it is not possible or advisable to hold the Annual General Meeting in person at the location specified above, we will announce on our website (http://ir.1juhao.com) and the website of the U.S. Securities and Exchange Commission (www.sec.gov) alternative arrangements for the meeting as promptly as practicable, which may include holding the meeting at an alternative location or by means of remote communication. Please monitor our website, and the website of the U.S. Securities and Exchange Commission for updated information. As always, we encourage you to vote your shares by proxy and following voting instruction prior to the Annual General Meeting.

By Order of the Board of Directors

/s/ Zhiwei Xu
Zhiwei Xu Chief Executive Officer and Chairman of the Board of Directors

Shanghai, China

August 26, 2022

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE

ANNUAL GENERAL MEETING OF STOCKHOLDERS TO BE HELD ON SEPTEMBER 29, 2022:

WHETHER OR NOT YOU PLAN TO ATTEND OUR 2022 ANNUAL GENERAL MEETING OF STOCKHOLDERS, YOUR VOTE IS IMPORTANT. PLEASE FOLLOW THE INSTRUCTIONS IN THE PROXY MATERIALS TO VOTE YOUR PROXY VIA THE INTERNET OR BY EMAIL OR REQUEST AND PROMPTLY COMPLETE, EXECUTE AND RETURN THE PROXY CARD BY FOLLOWING THE INSTRUCTIONS ON THE PROXY CARD. IF YOU ATTEND OUR 2022 ANNUAL GENERAL MEETING OF STOCKHOLDERS, YOU MAY REVOKE YOUR PROXY AND VOTE IN PERSON IF YOU SO DESIRE.

Jowell Global Ltd.

2nd Floor, No. 285 Jiangpu Road

Yangpu District, Shanghai, China 200082

PROXY STATEMENT

FOR THE ANNUAL GENERAL MEETING OF STOCKHOLDERS

To Be Held September 29, 2022

GENERAL

The enclosed proxy is solicited on behalf of the board of directors (the “Board”) of Jowell Global Ltd., a Cayman Islands corporation (the “Company”), for use at the 2022 Annual General Meeting of Stockholders (the “Meeting”) to be held at the corporate headquarters of the Company, located at 2nd Floor, No. 285 Jiangpu Road, Yangpu District, Shanghai, China 200082, at 10:30 a.m. local time on September 29, 2022, or at any adjournment(s) or postponement(s) thereof, for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Stockholders (the “Meeting”).  This Proxy Statement and the accompanying form of proxy card are expected to be mailed on or about August 31, 2022, to the stockholders of the Company entitled to vote at the Meeting.

VOTING RIGHTS AND OUTSTANDING SHARES

The Board has fixed the close of business on August 26, 2022 as the record date (the “Record Date”) for the determination of the stockholders entitled to receive notice and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.  As of the Record Date, there were 31,488,215 ordinary shares, par value US$0.0001 per share (the “Ordinary Shares”) and 750,000 preferred shares, par value US$0.0001 per share (“Preferred Shares”) issued and outstanding.  Each shareholder of Ordinary Shares on the Record Date is entitled to one (1) vote for each Ordinary Share then held and each shareholder of Preferred Shares on the Record Date is entitled to two (2) votes for each Preferred Share then held.  The shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment(s) or postponement(s) thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual General Meeting of Stockholders.

The quorum of the Meeting shall be one or more shareholders holding shares which carry in aggregate (or representing by proxy) not less than one-third of all votes attaching to all shares in issue and entitled to vote at such general meeting, present in person or by proxy. If you choose to have your shares represented by proxy at the Meeting, you will be considered part of the quorum.

Our Ordinary Shares are listed on the NASDAQ Capital Market under the symbol “JWEL”

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by mail or by email of a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person.

PROPOSAL ONE

ELECTION OF DIRECTORS

Our Board currently consists of five (5) members. All of our current directors will stand for re-election at the 2022 Annual General Meeting. Directors appointed to the Board serve until the next annual general meeting of stockholders or until such director’s successor is duly qualified and elected, subject to his or her earlier resignation or removal.

The Board has nominated Zhiwei Xu, Dan Zhao, Y. Tristan Kuo, William Morris and Haitao Wang. If duly appointed at this Meeting, each of the foregoing nominees will serve until the 2023 Annual General Meeting of Stockholders or whenever their successors are duly qualified and elected. Biographical information regarding each of the nominees, as of August 26, 2022, is set forth below, including their ages, positions with the Company, recent employment and other directorships.  No family relationships exist among any of our director nominees.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees.  It is expected that each nominee will be able to serve, but if before the election it develops that the nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current board of directors may recommend.

Nominees for Election to the Company’s Board of Directors

Information concerning the nominees are set forth below:

Directors and Executive Officers	Age	Position/Title
Zhiwei Xu	69	Chief Executive Officer, Director, Chairman of the Board
Dan (Jessie) Zhao	49	Director and Vice President
Haitao Wang	54	Independent Director
Y. Tristan Kuo	67	Independent Director
William Morris	68	Independent Director

Biography

Zhiwei Xu. Mr. Zhiwei Xu was appointed as a member of the Board of Directors of the Company (the “Board”) on August 16, 2019, and Chairman of the Board and the Chief Executive Officer of the Company on July 1, 2020. Since 1992, Mr. Xu has served as the Chairman of the board of directors of Jiangsu Longrich Group Co., Ltd. Since 2012, Mr. Xu has served as the Chairman of the board of directors of Shanghai Juhao Information Technology Co., Ltd., the operating entity of the Company. Since 2011, Mr. Xu has served as the Chairman of the board of directors of Suzhou Industrial Park Hongrun Rural Small Amount Loan Co., Ltd.  Mr. Xu graduated from EMBA program of Fudan Qiushi Continuing Education College in August 2002. The Board believes that Mr. Xu’s vision, leadership and extensive knowledge of the Company are essential to the development of the Company’s strategic plan and make him a valuable member of the board of directors.

Dan (Jessie) Zhao. Ms. Zhao was appointed as a member of the Board on December 15, 2019 and vice president of finance of the Company on September 17, 2020. Ms. Zhao has served as the director of Jowell Technology Limited, a wholly owned subsidiary of the Company since July 8, 2022. Since May 2019, Ms. Zhao has served as secretary of the board of directors of Shanghai Juhao Information Technology Co., Ltd. the operating entity of the Company. Since April 2019, Ms. Zhao has served as supervisor of Nantong Zhuama Bioscience Co., Ltd. From April 1996 to May 2019, Ms. Zhao served in various positions at Jiangsu Longrich Group Co., Ltd. including head of investment department, general manager of its subsidiary company, director of customer service department and director of planning and information department. Ms. Zhao received her bachelor degree in Economics from Nanjing Audit University in June 2007. Ms. Zhao received her Senior Customer Service Manager certificate from the American Certification Institute in August 2010. Ms. Zhao passed the fund practitioner test of the Asset Management Association of China in April 2017. The Board believes that Ms. Zhao’s extensive experience and knowledge of the Company and its business as well as the health and nutritional supplements and cosmetic markets in China make her a valuable member of the board of directors.

Haitao Wang. Mr. Haitao Wang was appointed as a member of the Board on December 15, 2019. Since December 2020, Mr. Wang has served as the Executive Director and General Manager of Huanglong Health Industry Co., LTD. Since August 2016, Mr. Wang has served as the vice president of Qichen (Shenzhen) Fund Management Co. Ltd. and supervisor of Shanghai Xiandai Industrial Co., Ltd. From September 2010 to July 2016, Mr. Wang served as vice president of Beijing Hongtianxia Agriculture Development Joint-Stock Company. Mr. Wang graduated from Heilongjiang Finance School in 1990 with a major in planning and statistics. The Board believes that Mr. Wang’s significant financial, operational and management expertise make him a valuable member of the board of directors and its committees.

Y. Tristan Kuo. Mr. Kuo was appointed as a member of our board of directors on December 23, 2020. From November 1, 2019 to December 16, 2021, Mr. Kuo served as a board member, chairman of the audit committee and a member of compensation committee and corporate governance and nominating committee of Oriental Culture Holding LTD. (Nasdaq: OCG). Since April 2017, Mr. Kuo has served as chief financial officer of Aerkomm Inc. (EuroNext-Paris: AKOM, OTCQX: AKOM). From April 2016 to February 2020, Mr. Kuo served as vice president of investor relations and board secretary of Nutrastar International, Inc. From August 2015 to April 2017, Mr. Kuo served as chief financial officer of Success Holding Group International, Inc. From December 2014 to August 2015, Mr. Kuo served as engagement partner of Tatum. From August 2014 to May 2015, Mr. Kuo served as a member of board of directors and chairman of the audit committee of JX Luxventure Limited (NASDAQ: LLL, formerly known as KBS Fashion Group Limited). From June 2012 to November 2013, Mr. Kuo served as chief financial officer of Crown Bioscience, Inc. Mr. Kuo was the chief financial officer of China Biologic Products Inc. from June 2008 to May 2012 and was the vice president-finance of China Biologic Products Inc. from September 2007 to May 2008. Mr. Kuo received Master of Arts in Accounting from The Ohio State University in February 1982 and his Bachelor of Arts in Economics from Soochow University in Taiwan in May 1977.  The Board believes Mr. Kuo’s expertise and knowledge of accounting and management will benefit the Company’s operations and make him a valuable member of the board of directors and its committees.

William Morris. Mr. William Morris was appointed as a member of the Board on July 1, 2020. Since December 2018, Mr. Morris has served as the trading advisor for WJM Trading Strategies, LLC. From December 2015 to February 2018, Mr. Morris was the Chief Investment Officer of Dividend Trade Fund LLC. From October 2010 to July 2012, Mr. Morris served as Options Market Maker for VTrader Pro. Mr. Morris received his bachelor of art degree in Psychology from the University of Dayton in April 1975. The Board believes Mr. Morris’ expertise and knowledge in U.S. capital market will benefit the Company and make him a valuable member of the board of directors and its committees.

The following committees of the Board all consist of independent directors:

●	Audit Committee. The Board established an Audit Committee, which is responsible for reviewing the Company’s accounting controls and the appointment of the Company’s outside auditors. The Audit Committee currently consists of Y. Tristan Kuo (Chair), William Morris and Haitao Wang.

●	Compensation Committee. The Board established a Compensation Committee, which is responsible for overseeing and making recommendations to the board of directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices. The Compensation Committee currently consists of William Morris (Chair), Y. Tristan Kuo and Haitao Wang.

●	Corporate Governance and Nominating Committee. The Board established a Corporate Governance and Nominating Committee, which is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies. The Corporate Governance and Nominating Committee currently consists of Haitao Wang (Chair), William Morris and Y. Tristan Kuo.

In the event that the nominees are duly elected as members of our Board, each of them will be appointed to serve on the committee(s) of which such nominee is currently a member.

Required Vote.  Approval of Proposal One will require the affirmative vote of a majority of the votes cast by holders of shares entitled to vote on the proposal in person or by proxy at the Meeting. Abstentions and broker non-votes have no impact on the appointment of director nominees pursuant to this proposal.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDES A VOTE IN FAVOR OF THE APPOINTMENT OF EACH OF THE NOMINEES.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH PROPOSED DIRECTORS UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board is submitting for ratification at the Meeting the selection of Friedman LLP (“Friedman”) as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2022. Friedman was appointed as the Company’s independent registered public accounting firm by the Audit Committee of the Board on August 25, 2022.

Friedman has advised the Company that it does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company other than in its capacity as the Company’s independent registered public accounting firm.

All services rendered by Friedman are subject to review by the Audit Committee.

Required Vote.  Approval of Proposal Two will require the affirmative vote of a majority of the votes cast by holders of shares entitled to vote on the proposal in person or by proxy at the Meeting. Abstentions and broker non-votes have no impact on this proposal.

THE BOARD OF DIRECTORS, UPON THE RECOMMENDATION OF THE AUDIT COMMITTEE, UNANIMOUSLY RECOMMENDED A VOTE FOR RATIFICATION OF THE APPOINTMENT OF FRIEDMAN LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH RATIFICATION UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but stockholders may be solicited by telephone, telegraph, electronic mail or personal contact.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

REPORTS TO STOCKHOLDERS

The Company’s latest annual report on Form 20-F for the year ended December 31, 2021 (the “Annual Report”) and this Proxy Statement are available on the Company’s website at http://ir.1juhao.com.  Upon request, and without charge, the Company will furnish each person to whom this Proxy Statement is delivered with a copy of the Company’s Annual Report.  To request a copy, please email to Jessie Zhao, at:  ir@1juhao.com or write to Investor Relations, Jowell Global Ltd. at 2nd Floor, No. 285 Jiangpu Road, Yangpu District, Shanghai, China 200082.

YOUR VOTE IS IMPORTANT

You are cordially invited to attend the 2022 Annual General Meeting. However, to ensure that your shares are represented at the meeting, please submit your proxy and follow the voting instructions. Please see the instructions on the proxy and voting instruction card. Submitting a proxy will not prevent you from attending the 2022 Annual General Meeting and voting in person, if you so desire, but will help the Company secure a quorum and reduce the expense of additional proxy solicitation.

In the event that it is not possible or advisable for you to travel to China to attend the 2022 Annual General Meeting in person due to the COVID-19 pandemic, you must vote your shares prior to 2022 Annual General Meeting by returning an executed form of proxy as described above. Additionally, you may revoke a previously submitted form of proxy at any time by re-submitting the form of proxy by mail or email before the Meeting or vote in person at the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

August 26, 2022	/s/ Zhiwei Xu
Zhiwei Xu
Chairman of the Board and Chief Executive Officer